Filed by Revolution Acceleration Acquisition Corp pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Berkshire Grey, Inc.

Commission File No.: 001-39768

The following is a transcript from the “16th Annual Needham Virtual Technology & Media Conference” webcast on May 20, 2021:

Jim Ricchiuti: Good morning, welcome to the fourth and final day of the 16th annual Needham Virtual Technology & Media Conference. My name is Jim Ricchiuti, Senior Equity Research Analyst at Needham and Company following industrial technology companies, instrumentation robotics companies. Our next presentation is going to be a fireside chat with Berkshire Grey. Berkshire is a pure play supplier of robotics and automation solutions to a variety of end markets. Some real interesting end markets we think, e-commerce, retail, 3PL and we have with us today members of the senior management team, Tom Wagner, CEO, Steven Johnson, COO and Mark Fidler, CFO. I guess, where I would like to start Tom, if we could maybe, with a brief overview of Berkshire Grey. The company was founded in 2013 and I assume it was always focused on the automation of operations in warehouses and logistic centers. Why don’t we start there and maybe with a little overview and you guys will have slides if we need to refer to that will help our audience understand the company a little better. Thank you.

Tom Wagner: Sure Jim. So what we do at Berkshire Grey is create AI-enabled robotic systems and that automate tasks and work in e-commerce fulfillment, retail resupply, grocery resupply, package handling logistics and for 3PLs. These AI-enabled systems are essentially smart robots, and what we can do is, we do picking which is robots pick up and handle individual items, we can do robotic mobility, robots can move items and goods around, e.g. bring boxes to other robots for picking or bring inventory to other robots for picking. And we do orchestration which is the planning and scheduling across our systems so that the right work is being done at the right times by the right robots in order to have the flow of goods be performing for customer, e.g., we're getting the right orders filled at the right time so that we can be ready for certain truck times, truck cut times and so forth. This has been our focus as a company since 2013, we started out focused on robotics for supply chain. We were stealthy until Q4 of 2018. We were stealthy because we were privileged and didn't have any needs. We had really good investors with folks like Vinod Khosla and Peter Barris from NEA. We had really good customers and we've disclosed some of our blue-chip customers, including Walmart, Target and FedEx. And we were learning things with our customers, and we were able to hire and had a four star technical team. And we have over a thousand years of experience in robotics. And I stopped counting after we got to a thousand because it suddenly seemed like it was irrelevant. But we had all these, all these wonderful things. And so we were operating in a stealthy way, building our technology, filing patents. We have more than three hundred patent filings and seventy two that have been issued through. And most importantly, perhaps, we were learning from our customers about how to come to market with a solution that integrates these things AI robotics for picking and AI robotics for mobility and whole systems that are performant rather than coming to market with component technologies or pieces of a solution. Since 2018, we brought in Steve Johnson, who's our go-to-market guy and helping us build that engine, and then we brought in Mark Fidler, to help us get our finances ready and help us scale on that front. And so we have now been running full speed since that. And we have all kinds of exciting momentum that we are looking forward to sharing with you, Jim.

Jim Ricchiuti: It sounds like Tom, when you guys came into being, it was a great time because wasn't that around the time that Kiva was absorbed? And I guess the market was looking for a solution outside because we don't know what would have happened had that company remained independent.

Tom Wagner: That's right. Actually, if memory serves 2012, Kiva was acquired by Amazon for $750 million or $775 million. That truthfully was perhaps an information feed into our process, but was not a determiner. Prior to Berkshire Grey. I spent more than 12 months looking at problems, researching things that had the right character, where there was an enormous TAM. Everybody needed to adopt new technology where there is an industry that was ripe for the kinds of technologies that we do, and when we incorporated and formed Berkshire Grey it was solidly focused on the supply chain mentioned. Prior to that, we had looked in manufacturing spaces and looked at other things. And so Kiva it wasn't a determiner, but it is a piece of information that was included in the calculation around what we do. But I'll tell you, this is a this is a great business to be in. And we are privileged that, you know, our customers want to transform. They need to transform, they need help. And it's a wonderful thing to be able to bring them technology that helps them in a such pronounced way. And so we're very glad to be here.

Jim Ricchiuti: Let's talk a little bit about the technology. And you’ve got some core technologies that really underpin the business. You alluded to a few of them, I’m interested in the way you're describing the company in the overview. Maybe we can just talk about what you see as the real core technologies, AI being one of them, I'm sure. But please.

Tom Wagner: Thank you. On the technology front, when it comes to our robots, I am going to wind up showing you videos here. Operator, I'm going to switch to a PowerPoint and just share a couple of videos. Bear with me, please. So, for instance, when it comes to robots and our role as I want to start you with perhaps is when it comes to robots, their physical, right, you see them, they create movement and they automate physical work. The capabilities that you're seeing with the robots are driven by the AI algorithms and software that get married with the hardware. It's easy to focus on the hardware and the electro mechanicals of the movement. It's software, AI algorithms meets differentiated hardware, creates capabilities. What I'm showing you on this slide is to the upper left picking robots. And make no mistake, I'm still going to show you a video. Picking robots that pick up and handle individual items. What I'm showing you to the upper right. A form of mobility. Some of our mobile robots lower left, another form of mobility, shuttle robots sort things to boxes and then to the lower right, system orchestration, which is reasoning about which work should be done when and where by what robot in order to hit order times and truck cut times and so forth. This is one of our systems. This combines picking with mobility. Everything you see here is ours. The robot is picking from inventory totes, handing the items to the shuttle robot who then deposit them into the boxes. This is a pick from inventory, fill order application. Now, if you watch and it's very subtle, the robot is actually faster going into the tote with the t-shirts than it is coming out. And it's because the robot can sense the stability of the t-shirts, and to keep the t-shirt stable it slows itself down slightly. In this instance, the robot can tell the item is a smaller item. It automatically shifted out its end effector and that was not tele-operated. The person did not tell that robot to do that. When orders are complete, the boxes are ejected automatically. In this use case, those are going to go wait to get loaded on a truck. New boxes are fed automatically into the system and it just stays in motion. This combines picking from inventory, sortation to order and then ejection or conveyance of order to a prep area to get loaded onto trucks. A lot of interesting electromechanical, patented sensing technology, patented gripping technology. But a lot of the capabilities are coming from the AI algorithms that help the robot understand the world. Now Jim, if you’re good for another 20 seconds, I going to show you another video.

Jim Ricchiuti: Please do. I mean, this really tells the story.

Tom Wagner: This is this is a system that will look different, looks different in style. Mobile robots, managing inventory, bringing items to the picking robots same picking technology and, in this case, the robots are filling orders by picking from those inventory totes and so forth. With this type of a system, we can manage the underlying inventory and do things like fill orders, both for store replenishment as well as for e-comm from that same underlying inventory. The mobility amplifies the picking, if you will. Now, when you look at all of our systems, and this is a different variant on our mobile platform, but the character is similar. We have really smart electromechanicals. We make fine pieces of equipment and we make the robots. The capabilities are enabled by a combination of those electromechanical and the AI. And with this robot, some of the things that are important is it's carrying a variety of SKU’s without using bins or trays. And so we can just carry things like cases of water or two gallon jugs of kitty litter as they are without needing trays. Got one more for you. This is a set of those are RPS robotic products, robotic modules. The orchestration here is reasoning about which inventory goes to which module to fill, which order, when it will zoom out and show you a little picking and again, that same underlying picking technology. And I do this thing where I'm going picking and then move on. Picking is really hard. Technically, there's a huge amount of AI in there, and so, I'm giving it a very short, I should be doing more. But it's like it's picking, but it's combined with mobility. And that's what AI enables the physical work. And in this system, same system, we're filling orders, the shuttle robots carrying the item out to the orders and so forth. Right. Operator With that, I'm going to stop.

Jim Ricchiuti: Yeah, I mean, what really counts is the complexity and of what you're doing in these centers. Your right, picking is really complicated. Let me ask you before we talk about the market and what happened as it relates to last year in terms of your resources, software engineers, mechanical engineer, how does that break out? I'm kind of curious, I would assume you've been putting a lot more focus as well on software.

Tom Wagner: That's right Jim, we know from a general perspective, if you're thinking in terms of pie charts, the bigger wedge is for software engineers. We have more software engineers than any other type of engineer. That being said, the electro mechanicals matter, the physicality of the robots matter. And the reason we make our own hardware at times and make our own grippers and make our own sensor packages is what you're doing, is taking the AI algorithms and the software goodness and making hardware over here that, for instance, senses things in a different way than you would do if you were using just off the shelf stuff and it makes the AI better. So it's like a differentiated hardware AI is better informed. Performance is better through that. And that's one of the ways that we bring our capabilities forward and deliver value to the customer.

Jim Ricchiuti: Let's, let's go back to last year, a year we probably will hopefully don't see again. But what did COVID do to your business? How was it impacted? How did you, I would assume that the demand environment changed dramatically given all the pressures on e-commerce. And let's just go through that.

Tom Wagner: Sure. So the pandemic accelerated some of the changes, e.g. the amount of online groceries that we all are ordering or the amount of items that we're purchasing through e-comm for delivery to our home. And those, that acceleration is very real. Now, if you take a half step back, even before the pandemic, the pressure on those industries was huge due to all of the changes in consumer expectations. And it really has much to do with the mobile phone in your pocket, as it does with the Amazon effect and us ordering batteries sitting at traffic lights. Don't do that, by the way. But that change was already there. And then you had the pandemic and added energy to that system and those changes in, those transformations. And so we have customers who, you know, are even more interested in rapid transformation. And it has been, for us that it just creates yet more wind behind the need to automate.

Jim Ricchiuti: You know, investors like to use the term tipping point. It sounds like we already saw the tipping point even before that. And it sounds like the customers that you deal with have already said we do have to transform the business. Is that a fair characterization? And then I want to just talk a little bit about the market, which was kind of still shocking to me, is that so much of this market is still addressed manually.

Tom Wagner: That's right. For our customers, they know they need to transform. And if you go back in time, if you compete in any spaces, for instance, that Amazon competes in, Amazon has over two hundred thousand robots supporting their process, it enables them to offer more choices, fast fulfillment, which begets top line growth, because I'm better able to service my customers. And you're doing that at a lower cost profile because you're automated. And so anybody who competes with that has to transform. They know they have to transform. And all of the recent pressures just apply more energy to that. Now, when we talk about penetration levels of automation today in these spaces, e-commerce fulfillment, retail clients. So, for the reason, some of the reasons that the penetration was so light previously is that the task that we automate, e.g., I just showed you videos of robots picking things up and moving things around, were previously too hard technically to do. There wasn't a choice. You couldn't have that automated. And so this is this partly why in 2013 we started to build the company here. It was because we knew it was on the feasible path, but only if you were really highly technical and were able to do these things. And so today for us, there's an enormous amount of whitespace, if you will, in terms of the things that we can go in and automate that are manual today and where the customers need more performance, more growth, and they have thousands of open positions that they can’t fill. It's just, it's ripe for transformation in the kinds of things that we do now.

Jim Ricchiuti: Ok. You mentioned that the company was operating somewhat in a stealth mode for a while, but maybe give us some feel for, you know, the kind of growth you've seen. Still fairly small, but you obviously have backlog. We'll talk about it in a few moments. But give us a sense in terms of growth, size, headcount, just to maybe help people understand how the company is taking shape now.

Tom Wagner: Thank you, Jim. So publicly, we have disclosed a $114 million in orders and we entered the year with $70 million in backlog, which are exciting numbers. Steve Johnson, I'm going to bounce pass to you in just a minute to talk about growth and pipeline. For us, Jim, and growth of company we are in the hundreds and we have disclosed those numbers. However, there's the thing to understand, which is we in order to make our manufacturing scalable, we outsource our manufacturing to contract manufacturers and utilize the resources of tier ones and tier twos in order to get the volume production up. So there's not in our numbers, there isn't somewhere five assembly lines. This is all engineering, sales, call service support and so forth. But that was a very deliberate strategy, the contract manufacturing, because you can't, it's very hard organically to go from low volumes of numbers to now I've got an order for thousands of robots. What am I going to do? Whereas if I have multiple CMs and we already have a process in place and relationships in place, then we can pull the numbers and pull the levers and they carry the labor that does that. Steve, we had a great growth in pipeline since you added our go to market team and actually talking systematically to customers. Can you talk just a little bit about two things, Jim, and I'm sorry, I just am excited. So you tell me if this doesn't answer your question, Steve, I'd like you to talk about growth of pipeline and just a little bit about the team, where they came from.

Steven Johnson: All right. Thank you Tom and Jim. Yes, we had a tremendous run in 2020 with a pipeline growth of $100 million to $1.7 billion. So huge momentum, that momentum is continued into 2021. I'll add a couple of key factors for that. Like Tom mentioned there, the Amazon effect, rise of e-commerce, hard to find people. All of those really are the drivers for us. We would say that probably nobody else, we don't think could have done this. That's really thanks to Tom and team building the platform we were able to grow. And then we added to the commercial team, we added a number of GMs, seven GMs that have 35, 32, 35 years’ experience on average. So I think that was really interesting. The other thing that helped our pipeline is we put dedicated teams on our anchored customers and that drove more deals. We got expansion orders. We launched the Robot as a Service offering. Got a deal for that, expanded in Europe. These are a bunch of things that really happened. And some new product launches, we launched the next gen for robotic induction. We got an order for that. So there's some really, really good things that help grow the pipeline. And I'm super excited about the growth and what we've seen and are continuing to see that.

Jim Ricchiuti: Well, that's helpful. And it's funny, Tom, you were talking about working with CM’s, and we, when we talk to them and we do talk, that this is one of the areas that they're most excited about in terms of new market opportunities. So obviously, you're giving them a lot of business. What are other players in this market? And I want to talk to you about,what is it that differentiates Berkshire Grey from some of the other companies that are focused on know the warehouse logistics, automation area? What is it that sets you apart? It sounds like software. It sounds like a combination of things. But please.

Tom Wagner: No, I guess you're right. That's right, Jim. Jump right on the combination of things. In the marketplace today, we have a strong position and that we do the picking, we do the movement of mobility and we do the system orchestration all in-house, all from our own capabilities, which means we can build these integrated systems. We call this intelligent enterprise robotics – picking, mobility, orchestration, cloud-based analytics and monitoring and so forth. And we think it's, those are the substrates of the pieces that you need in order to build not just some automation today, but build for that transformative, fully automated future. And so we very deliberately build those pieces in-house. In the marketplace, there are other parties. Sometimes there are conventional providers who have things like conveyers and put walls. So that is a solution. That's, for instance, going to be a manually operated system, but uses conventional material handling equipment. We have ASRS providers, for instance, whose venn diagrams overlap a bit with what we do in terms of mobility. They are offering a dense storage solution and some form of movement generally combined with human people doing the picking and so forth. And there are component technology providers. You'll see things like novel robot grippers and so forth. And those can be important elements of a solution. But we don't see them as the turnkey solution for a customer that generates the ROI, for instance, that the customer needs, those are component technologies, the challenge is that the customer has to figure out what to do with them and how to make use of them, how to make them perform and so forth. In contrast, we deliver these whole integrated solutions and we actually make performance guarantees around those solutions, e.g., you know, with this order rate and this number of items coming in here, how fast the systems will produce your orders that meet your constraints in terms of cut times and so forth. So we do the fully integrated performance solution, picking, mobility and orchestration.

Jim Ricchiuti: Before we get to a discussion on the business model. It would probably be helpful for our audience to understand maybe a little more about if there's a heavier weighting in one of the verticals. And you talked about some key customers, maybe give a little flavor for how many customers you work with? I assume this is not just selling more to existing customers. It's also, I assume an important metric is how many new customers you're adding as well.

Tom Wagner: That's right. We have an active process, as Steve discussed, in terms of building customer relationships and new things. We do also have repeat orders from our chip customers. And so this is an active growth in the business there. Steve or Mark, where either of you like to jump in and feel in?

Steven Johnson: Sure. So good question on the verticals. We have five verticals that we're focused on, retail, grocery e-comm parcels and third-party logistics. And from a bottoms up, you know, we did a deep study on this in the bottoms up. Each of them have the potential to be over a billion dollars in potential revenue. These are huge, right? They're huge verticals. So we've got teams focused on all of them for those reasons. And if you look at some of those anchor customers that Tom mentioned, they really go across all of those verticals.. So that's what we're focused on. And then we have a couple of geos, EMEA and this was disclosed that we've opened up and have an office in the U.K. and we're expanding there in Europe. Part of the use of funds that we're doing now is also going into APAC. So those are, we say we have five verticals and there will be two major geos that will have the team focus. And that's your typical pre- and post-sales teams with marketing and demand and driving things. It goes to the sales team with, you know, really experienced people that are doing pre-sales work and combined with very experienced strategic reps that work with the GMs.

Mark Fidler: And just to address your new customer question, so if you look at the materials that we had in our investor deck, what we did identify was that in the pipeline, you know, the $1.7 dollars billion pipeline, $1.3 billion of that is from our anchor customers. And that's based on what their rollout plans of our technologies throughout their distribution networks over time. And then the rest of it is from new customers. And just to provide a little more color on what that new customer profile looks like, there's a 163 unique opportunities spread across 119 unique customers, potential customers. And the story with that, It's a couple of things, one, there are multiple opportunities per customer. So these aren't small mom and pop shops. These are household names that you will recognize that have distribution networks themselves and have also have a real need for automation. So there are multiple projects per customer, and these are household names within that pipeline. And those would give you a sense of kind of what the new customer pipeline is looking like.

Jim Ricchiuti: Now that that's very helpful. Mark spend a few moments, if you will,and I know you guys have talked about this at the Investor Day that you hosted recently and certainly talked about it, but to help us, it's a good reminder about the business model and how you see it in shape.

Mark Fidler: Sure. So let's start let's start at the top. So from a revenue perspective, we have two pricing models. One is your typical CapEx model, capital equipment purchase. So customer purchases the system makes milestone payments based on throughout the installation process. And then there's usually also a software and hardware maintenance fee that they will pay on an annual basis for some period of time after the initial sale. So even with the CapEx model, there is still some amount of recurring revenue streams from the CapEx sale, typically in the five to 10 percent of the CapEx amount. The second pricing model is what we call Robots as a Service, RaaS. And that's different in that we will own the equipment and we will maintain the equipment at the customer site and the customer will pay us a fee to utilize the system for some fixed period of time. And that could be anywhere from three years to 10 years, depending on the on the customer need. That's a higher margin revenue stream, recurring revenue stream that's been generating a lot of interest, particularly in certain verticals like 3PL, which have a different business model. But that RaaS model works well with their sort of operating model, operating lease type model with their customers. We signed our first RaaS deal late last year, so we expect that there's substantial opportunity with our RaaS business model. Now from a from a modeling perspective, if you look at our financial model, which is where we've broken out these revenue streams, we've made very conservative assumptions in that by 2025 only five percent of our total revenues generated are under the RaaS price model and another five percent is generated from the recurring revenue streams under the CapEx model. So, and that's going to build over time as our install base grow over time. So, we've got some modest assumptions, but the recurring revenue streams we expect we can accelerate. But that's what's baked into the model from a revenue standpoint.

Jim Ricchiuti: Ok, that that's very helpful. So, yeah, with the proceeds that you're going to have and the stronger balance sheet, you're looking at what looks to be an enormous market opportunity. So where are you in terms of having to scale the business, build the infrastructure? Steve, you alluded to the fact that you're expanding in some new geos, obviously very attractive regions. Talk to us about how that's going to take shape over the next one to two years.

Mark Fidler: So, you know, on a pro forma basis, we'll have a half a billion dollars in cash after the transaction. And $300 million of that is going to be used to basically fund our operations until we achieve adjusted EBITDA break even expected in 2024. And the vast majority of that spend is funding operations, which in turn is mostly our people cost. So we're going to be making substantial, that will continue to make substantial investments in engineering and sales and marketing and other cost to support the growth of our business. Now we do have an asset light business model, meaning we don't have to build factories because as Tom mentioned before, we have a deliberate strategy of utilizing contract manufacturers, which we have CMs that we work with now that have substantial capacity. These are tier one CMs with dozens of facilities around the world. So we have the infrastructure in place now to leverage the scaling ability of these contract manufacturers globally. We also, when it comes to if you think about actually installing the systems and commissioning these systems, we have a similar model to a contract manufacturer where we can utilize third parties to help with the installation process to actually turn wrenches and screwdrivers to help install the hardware at different sites. There are third party service companies that are out there that specialize in this kind of, these kinds of installations that have, that are regional that we can tap into primarily, for now, in North America and in Europe. And we'll build those relationships in APAC, too. So that, again, allows us to tap into the thousands of people that they have employed on an as needed basis to scale very rapidly. So we don't have to, again, build thousands of people internally in order to do that. So the resources that we're going to be building over the next few years here are primarily going to be focused on the engineering, sales and marketing, scaling our internal operations in order to support the growth.

Jim Ricchiuti: And just as an aside, I'm curious about the seasonal nature of the business and how is there much seasonality? I mean, certainly with some companies that we talk to that are addressing this market, there clearly is. But I'm curious, in your case, what kind of seasonality do you have? I mean, some of these are large projects where there's a fairly long timeline and planning that's going on.

Steven Johnson: Jim, where that impacts us is more around customers peak season, e.g. that holiday season and a bit around back to school, it kind of depends on what the goods are and when customers have their upticks. And generally for us, there's not, it's not a slowdown or a full stop. It's being thoughtful of installation schedules. And so, you know, somebody who sells to end consumers, as I said, during peak, they tend to want their systems in prior to peak when it will get slower. This relates to a brownfield change that is going on if it's not supposed to go on during peak. Greenfield is a is a different question. And we have, it's not one where we've encountered a systemic, you know, a systemic kind of full stop with all customers is more or just what we do. The discussion around project schedules, they have to manage their business. And we are generally solving for how the key facility levels up while we switch over to a more automated approach or an advanced technology approach. So we're just mindful of it. It's a project scheduling question for us rather than something else.

Jim Ricchiuti: Ok, Steve, with the additional resources that you have, you talked about five verticals. Are there a couple of verticals that maybe you've been somewhat constrained to really go after and pursue that this now opens gives you the flexibility to go after them more aggressively?

Steven Johnson: I would say all of them. You know, there are huge verticals. We can double down on all of this huge potential.

Jim Ricchiuti: What about, how does M&A play into any of this? You guys seem like you have a lot of core technology, but are there some areas that potentially some inorganic opportunities that could come up that allow you to either accelerate on the business model or just strengthen your competitive position?

Tom Wagner: Yeah, that's a great question, Jim. So we have a framework that we use to assess opportunities on that front. There isn't anything built into plans. Anything that we would execute is upside that is not modeled right. The plan does not model M&A in there. In terms of what we do, sometimes things are complementary and there are things that one could build. But the time to market is better if you go acquire someone. So those are factors we consider sometimes there are spaces, for instance, in the operations where you look at, this is the core of what we do and there might be something adjacent that somebody else has, a product where they can sell. But if it was part of our system, you could sell for this and suddenly has more value to the customer. And those are things that we would look at. Also, we do for customers, and I think your familiarity with the industry is such that a common understanding is there's an awful lot of WMS, WCS, WES systems out there. We interface to lots and lots of things, but because of all the software work, we can see adjacencies and so forth that are also interesting to us. So we're interested and find things interesting. There's, it's all unmodeled upside in terms of our financials. I'm going to let the financial guy say something if he wants to fix any of my language. Mark, you're welcome to do so.

Mark Fidler: No, I think you hit it well.

Jim Ricchiuti: Yeah. With some of the newer customers that you're pursuing, what's the sales cycle like? How long is it to be there?

Steven Johnson: That varies. It's your typical enterprise sales cycle and can vary from nine to 15 months. It's very, very typical with what you'd see with most enterprise sales. You know, some are much faster. We've had 3PL as an example or sorry, I should say, RaaS as an example would be a faster cycle, but normally enterprise.

Jim Ricchiuti: You know, and just getting back to the topic of RaaS it seems, looking at several years that target as to what that could represent, it just seems like that could be conservative. I mean, why wouldn't you anticipate this market at some point moving much faster in that direction?

Tom Wagner: We agree. Mark?

Mark Fidler: Yeah, I know. You know, and we're already seeing it with not just from, you know, the verticals that we know there is a large interest in, but also some of the some of the larger customers have an interest in it as well, because these are complex systems. And, you know, why not leave it to the experts to maintain these? And so it's more than just a financial question. And it really is a question about how well this fits into their overall automation strategy to, you know, to meet their needs.

Jim Ricchiuti: Ok, well, I think we're going to have to end it there. But this has been great. I appreciate the three of you joining us this morning. It sounds like a great market opportunity. And congratulations,

Tom Wagner: Jim, Thank you very much for the time. This was fun. And we are positive and bullish on the future here. And we are privileged that we can help our customers to transform.

IMPORTANT LEGAL INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions between Berkshire Grey, Inc. (“Berkshire Grey”) and Revolution Acceleration Acquisition Corp (“RAAC”). Forward-looking statements may be identified by the use of the words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Berkshire Grey and RAAC, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of RAAC’s and Berkshire Grey’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of RAAC and Berkshire Grey. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of RAAC’s securities, (ii) the risk that the proposed transaction may not be completed by RAAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RAAC, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the stockholders of RAAC, the satisfaction of the minimum trust account amount following redemptions by RAAC’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the lack of a third party valuation in determining whether or not to pursue the proposed transactions, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the amount of redemption requests made by RAAC’s public stockholders, (viii) the effect of the announcement or pendency of the proposed transaction on Berkshire Grey ’s business relationships, operating results and business generally, (ix) risks that the proposed transaction disrupts current plans and operations of Berkshire Grey and potential difficulties in Berkshire Grey customer and employee retention as a result of the proposed transaction, (x) risks relating to the uncertainty of the projected financial information with respect to Berkshire Grey, (xi) risks relating to increasing expenses of Berkshire Grey in the future and Berkshire Grey’s ability to generate revenues from a limited number of customers, (xii) risks related to Berkshire Grey generating the majority of its revenues from a limited number of products and customers, (xiii) the passing of new laws and regulations governing the robotics and artificial intelligence industries that potentially restrict Berkshire Grey’s business or increase its costs, (xiv) potential litigation relating to the proposed transaction that could be instituted against Berkshire Grey, RAAC or their respective directors and officers, including the effects of any outcomes related thereto, (xv) the ability to maintain the listing of RAAC’s securities on The Nasdaq Stock Market LLC, either before or after the consummation of the business combination, (xvi) the price of RAAC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RAAC plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting RAAC’s business and changes in the combined capital structure, (xvii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xviii) unexpected costs, charges or expenses resulting from the proposed transaction, (xix) risks of downturns and a changing regulatory landscape and (xx) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Amendment No. 1 to RAAC's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, the registration statement on Form S-4 discussed below and other documents filed by RAAC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither RAAC nor Berkshire Grey presently know or that RAAC and Berkshire Grey currently believe are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RAAC’s and Berkshire Grey’s expectations, plans or forecasts of future events and views as of the date of this document. RAAC and Berkshire Grey anticipate that subsequent events and developments will cause RAAC’s and Berkshire Grey’s assessments to change. While RAAC and Berkshire Grey may elect to update these forward-looking statements at some point in the future, RAAC and Berkshire Grey specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing RAAC’s and Berkshire Grey’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither RAAC nor Berkshire Grey gives any assurance that either RAAC or Berkshire Grey, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

RAAC filed a registration statement on Form S-4 with the SEC (File No. 333-254539), which includes a preliminary proxy statement to be distributed to holders of RAAC’s common stock in connection with RAAC’s solicitation of proxies for the vote by RAAC’s stockholders with respect to its proposed business combination with Berkshire Grey (the “Business Combination”). After the registration statement is declared effective, RAAC will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the Business Combination and the other proposals regarding the Business Combination set forth in the registration statement. RAAC may also file other documents with the SEC regarding the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT / PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The documents filed by RAAC with the SEC, including the preliminary proxy statement / prospectus, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RAAC may be obtained free of charge upon written request to RAAC at 1717 Rhode Island Ave NW, Suite 1000, Washington, DC 20036, Attn: Investor Relations.

Participants in the Solicitation

RAAC and Berkshire Grey and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of RAAC in connection with the proposed transaction under the rules of the SEC. RAAC’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of RAAC in Amendment No. 1 to RAAC's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020 as well as RAAC’s other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of RAAC’s stockholders in connection with the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, is included in the preliminary proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed Business Combination (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by RAAC will also be available free of charge from RAAC using the contact information above.

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of RAAC, Berkshire Grey or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

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